Exhibit 3.3

Amendment No. 2

to the Amended and Restated Bylaws

Of

Synchronoss technologies, INC., A DELAWARE CORPORATION

Effective upon the filing of that certain Certificate of Designations of Series B Perpetual Non-Convertible Preferred Stock, Section 2.11 of the Amended and Restated Bylaws, as amended (the “Bylaws”) of Synchronoss Technologies, Inc., a Delaware corporation, shall be amended to add a third sentence, stating as follows:

“Notwithstanding the foregoing, in respect of any authorization, approval or consent by the holders of shares of Series B Preferred Stock (as defined in the Certificate of Designations) voting as a single class, holders of Series B Preferred Stock may authorize, take or consent to any action without a meeting by delivering a consent or consents in writing or by electronic transmission of holders of shares of Series B Preferred Stock entitled to cast not less than the minimum number of votes that would be necessary to authorize, take or consent to such action at a meeting of stockholders, within 60 days of the first date on which a written consent is so delivered to the Corporation.”

The effective date of the Amendment No. 2 to the Bylaws is June 30, 2021.